1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR MAY 2023 Signy, Switzerland, June 8, 2023 Fresh data from Global Blue reveals that the overall dynamic recovery for Tax Free Shopping has accelerated across Continental Europe and Asia Pacific. Globally, issued Sales in Store like-for-like recovery has propelled to 118%1 in May vs. 101%1 in Q1 2023 and 106%1 in April. This acceleration of the recovery in May is due to two primary factors. First, the progressive return of Mainland Chinese shoppers in Asia Pacific, and second, the favorable calendar effect linked to Ramadan2 in Continental Europe. Continental Europe recovery remains solid In Continental Europe, the recovery remains solid, reaching 121%1 in May compared to 109%1 in Q1 2023 and 110%1 in April. When excluding Mainland Chinese and Russian shoppers, the recovery would have reached 165%1 in May. Regarding origin markets, Gulf Cooperation Council residents are a key contributor to the acceleration in Continental Europe in May, with a recovery at 542%1 versus 109%1 in April. This is due to a favorable basis of comparison linked to Ramadan2, countering the unfavorable effects witnessed in the previous two months. The recovery remains solid for US shoppers at 254%1 in May vs. 288%1 in Q1 and 274%1 in April. Similarly, it remains stable for Mainland China shoppers at 43%1 in May vs. 31%1 in Q1 and 47%1 in April. In terms of destination markets, the solid recovery in May was across all destinations, predominantly led by Greece at 167%1, France at 147%1, Italy at 132%1, Spain at 130%1, and Switzerland at 123%1. Asia Pacific reaches a record-level recovery In Asia Pacific, the recovery rate has surpassed 2019 levels for the first time, at 110%1 vs. 87%1 in Q1 and 99%1 in April. When excluding Mainland Chinese shoppers (which represented 55% of the Sales in Store in the region in 2019), the recovery would have reached 184% in May.

In terms of **origin markets**, the return of Mainland Chinese shoppers has been a key contributor to the accelerating recovery in Asia Pacific. In May, Mainland Chinese shopper recovery reached 60%[1] vs. 34%[1] in Q1 and 44%[1] in April.

Regarding the other origin market nationalities, the recovery levels of Hong Kong and Taiwan residents have remained consistently high, reaching 374%[1] in May vs. 368%[1] in Q1 and 349%[1] in April. Following closely are South East Asia residents, with a recovery rate of 182%[1] in May vs. 145%[1] in Q1 and 164%[1] in April.

Regarding **destination markets**, Japan and South Korea are leading the Sales in Store like-for-like recovery, both reaching 113%[1] in May, followed by Singapore at 104%[1].

A gradual recovery for Mainland Chinese shoppers

Driven by the ongoing progressive air capacity recovery, there has been a consistent improvement in the Sales in Store like-for-like recovery for Mainland Chinese residents. It reached 51%[1] worldwide vs. 32%[1] in Q1 and 45%[1] in April.

Air capacity recovery rates in May reached similar levels in Continental Europe (41%[3]) and in Asia Pacific (38%[3]). However, the Sales in Store like-for-like recovery has been faster in Asia Pacific (60%[1]) than in Europe (43%[1]). This can be attributed to a higher average spend progression per shopper in Asia Pacific (129%[5]) compared to Continental Europe (61%[5]). This disparity reflects a higher recovery of Millennial and Gen Z shoppers in Continental Europe, while the Asia Pacific region benefits from a faster recovery of Silver shoppers with stronger purchasing power.

External factors such as air capacity, passport and visa issuance still hinder the recovery of Mainland Chinese shoppers. However, the recovery of Mainland Chinese shoppers is expected to gain momentum in the coming months. This growth will be driven by projected air capacity increase and a strong willingness to travel (reaching 83%[4] in May vs. 79%[4] in April).

Projected Air capacity recovery from Mainland China[2]	January 2023	February 2023	March 2023	April 2023	May 2023	June 2023	July 2023	August 2023	September 2023
Continental Europe	10%	18%	22%	36%	41%	47%	51%	54%	54%
Asia Pacific	9%	10%	14%	31%	38%	44%	49%	50%	50%

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[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Ramadan took place from May 5th to June 3rd in 2019, while it took place from March 22d to April 20th in 2023, leading to an unfavorable basis effect in March and April 2023 and a favorable basis effect in May 2023.*

[3] *Air capacity: ForwardKeys data platform - May 2023*

[4] *Global Blue Willingness to travel survey*

[5] *Mainland Chinese shoppers increase of average spend per international shopper versus 2019*

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APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	May 2023	April 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	121%	110%	109%	104%	101%	75%	53%
Asia Pacific	110%	99%	87%	80%	51%	39%	16%
TOTAL	118%	106%	101%	97%	89%	65%	40%

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, May 2023, Source: Global Blue

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